CONFIDENTIAL TREATMENT REQUESTED
BY KIOR, INC.
FOIA CONFIDENTIAL TREATMENT REQUESTED PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.
ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

Felix P. Phillips
TEL +1 713.229.1228
FAX +1 713.229.7828
felix.phillips@bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
May 24, 2011
VIA EDGAR AND HAND DELIVERY
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Pamela Long
                  Ms. Jessica Dickerson
Re:	KiOR, Inc. Registration Statement on Form S-1 (333-173440)
Dear Ms. Long:
          At the request of our client, KiOR, Inc. (the “Company”), we are submitting this letter on behalf of the Company in connection with the Company’s Registration Statement on Form S-1 (File No. 333-173440), initially filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2011 (as amended, the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, the submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
          The lead underwriters for the offering have advised the Company that they expect to recommend a price range between $[*] and $[*] per share for this offering. The specific $2.00 price range has not yet been determined, and the Company has not yet included a price range in its most recent amendment to the Registration Statement filed on May 18, 2011. The Company expects to do so in an amendment to the Registration Statement that would shortly precede the

*	Certain information has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	- 2 -	May 24, 2011
CONFIDENTIAL TREATMENT REQUESTED
BY KIOR, INC.
FOIA CONFIDENTIAL TREATMENT REQUESTED
commencement of the Company’s road show process. We are providing this information to you supplementally to facilitate your review process.
          If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1228 or Troy Lee of this office at 713.229.1447. Thank you for your attention to the matter.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Felix P. Phillips
Felix P. Phillips

cc:	Christopher A. Artzer KiOR, Inc. Andrew S. Williamson Latham & Watkins LLP